Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Koena-Bev Holdings, Inc.
33 S. Main St., Suite 300
Alpharetta, GA 30009
https://www.yeyotequila.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Koena-Bev Holdings, Inc.
Address: 33 S. Main St., Suite 300, Alpharetta, GA 30009
State of Incorporation: DE
Date Incorporated: November 07, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family
First 72 hours | 15% bonus shares

Super Early Bird
Next 72 hours | 10% bonus shares

<u>Early Bird Bonus</u>
Next 7 days | 5% bonus shares

<u>Volume-Based Perks</u>

<u>TIER 1: $250+</u>
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.

<u>TIER 2: $500+</u>
• Your Name printed inside a Limited Edition Yéyo
• Tequila Blanco single box (20,000+ units sold to the public)
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)

<u>TIER 3: $1,000+</u>
• 3% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)

<u>TIER 4: $5,000+</u>
• 5% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

<u>TIER 5: $10,000+</u>
• 7% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

<u>TIER 6: $25,000+</u>
• 10% Bonus Shares
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

<u>TIER 7: $50,000+</u>
• 12% Bonus Shares
• Experience the production process of Yéyo Tequila with a two-night, all-inclusive

trip to Jalisco.
• Meet the team, tour the distillery, and gain a deeper understanding of the Yéyo brand.
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

TIER 8: $100,000+
• 15% Bonus Shares
• Experience a unique, two-night stay in Jalisco for two, including a private tour of the Yéyo distillery, opportunities to meet the team and gain insight into the production process, and additional activities such as horseback riding and harvesting agave.
• 1 bottle of Yéyo Tequila Joven, signed by Master Distiller and the production team
• 1 Yéyo Reposado barrel head, signed by the Master Distiller and executive team.
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco
• 1 Exclusive set of two Yéyo shirts
• 1 Exclusive set of two Yéyo jackets

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Yeyo Tequila will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

At Yéyo Tequila, we're not just another tequila company. We celebrate Mexican tradition with a modern twist, offering a tequila profile that stands out against the leading brands. Our delicate blend of crisp, clean flavors, and rich, floral citrus agave notes is sure to impress even the most discerning tequila connoisseur.

Our commitment to quality is evident in every bottle of Yéyo Tequila. Unlike some other tequila brands, we don't cut corners in the distillation process. Our juice is clean, free from pesticides and fertilizers, ensuring the purest possible taste.

We take pride in our untraditional square bottle design and minimalist but bold branding. Our bottles stand out on the liquor store shelves, setting us apart from the competition.

Yéyo Tequila is produced according to our proprietary method and recipe, developed with the utmost care and attention to detail. Our contracted distiller in Arandas, Jalisco, Mexico produces Yéyo Tequila to our exact specifications. We import all of our products directly from Mexico and sell them to wholesalers, who then distribute our tequila to retailers across the United States.

With impressive customer penetration and repeat sales in all of our markets, the Yéyo Tequila brand is rapidly gaining recognition and proving its potential.

Summary of Corporate Structure

Koena-Bev LLC is the subsidiary of Koena-Bev Holdings, Inc., the parent company of the renowned "Yeyo Tequila" brand. As the importing, sales, and operational arm of the business, Koena-Bev LLC plays a crucial role in bringing this premium tequila to consumers across the United States and Canada.

Intellectual Property

At our company, we take pride in our "Yéyo" brand and have taken steps to protect it through trademark registration. Our brand is registered with the United States Trademark Office under #6098551, as well as with the China Trademark Office under #29312771 and Mexico Trademark Office under #6098511.

These trademark registrations ensure that our brand is protected by intellectual property laws, safeguarding our unique identity and preventing unauthorized use by competitors. We're committed to upholding the highest standards of quality and authenticity, and our trademark registrations are just one way that we demonstrate that commitment.

Competitors and Industry

Industry

Thriving Tequila industry in the USA has emerged as a "stellar performer", reaching a remarkable $5.2 Billion milestone in 2021.

In the United States, tequila is a thriving $5.2 billion industry as American consumers cannot get enough of Mexico's native spirit. While celebrity brand launches have brought awareness to the tequila's heritage and tradition, it's excellent mixability in drinks makes tequila a natural choice for on-premise and at-home cocktails.

Strong Consumer Demand: Tequila market is experiencing an unprecedented boom. Its double-digit annual growth rates (30.1% in 2021) eclipse growth rates of all other spirits.

With last year's tequila industry growth of 30.1%, Blue Agave spirits surpassed the growth of all other categories of distilled spirits. A record 26.8 Million 9-liter cases of tequila were sold in the U.S. in 2021, as tequila industry reached a remarkable $5.2 Billion milestone.

Competitors

These three tequila brands own 90+% of the ultra premium category Patrón, Don Julio, Casamigos.

Tequila is set to overtake vodka as American most popular spirit.

Industry experts predict that if tequila's double-digit growth rates continue in the future, tequila could surpass vodka as America's favorite spirit with the next several years, fueled by consumers' desire for top shelf tequila brands and consumer interest in innovative aged tequila expressions and original natural flavors.

Current Stage and Roadmap

Our company currently operates in the United States and Canada, both through online sales and retail channels. As we continue to experience increasing demand for our products, we are seeking capital to expand our inventory and market reach.

Our long-term vision for the company is to build on our current success by investing in our brand and expanding into key growth markets that show strong potential. Ultimately, we aim to position ourselves for acquisition by a larger player in the industry, allowing us to maximize value for our shareholders and take our brand to the next level.

Over the next three years, we plan to expand our footprint to more than 40 markets across the United States, China, and Mexico, introducing our premium Tequila Blanco, Reposado, and Anejo to discerning customers in these regions.

At our company, we're passionate about bringing the unique taste and heritage of our tequila to customers around the world. With a focus on quality and authenticity, we're confident that our brand will continue to thrive and grow in the years to come.

The Team

Officers and Directors

Name: John Bullinger

John Bullinger's current primary role is with E-commerce Executive. John Bullinger currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Responsible for managing the company's overall operations and direction.

Other business experience in the past three years:

- **Employer:** DermTech
  Title: Director of E-Commerce, Consumer Products
  Dates of Service: September, 2021 - June, 2022
  Responsibilities: Manages and directs an e-commerce sales force to achieve sales and profit goals.

Other business experience in the past three years:

- **Employer:** NuNaturals
  Title: Vice President of E-Commerce & Marketing
  Dates of Service: July, 2017 - October, 2021
  Responsibilities: Responsible for creating and executing sales and marketing strategies to increase revenue growth in the e-commerce channel while improving overall profit margin.

Name: Raymond Yule

Raymond Yule's current primary role is with Real Estate Investor. Raymond Yule currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Board Member
  Dates of Service: April, 2022 - Present
  Responsibilities: Develop the forecasting and budget requirements.

Name: Michael Penn

Michael Penn's current primary role is with Briskin, Cross & Sanford, LLC. Michael Penn currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member and Corporate Secretary
  Dates of Service: January, 2023 - Present
  Responsibilities: Provide occasional legal counsel and general business advice to the Company.

Other business experience in the past three years:

- **Employer:** Briskin, Cross & Sanford, LLC
  Title: Partner
  Dates of Service: January, 2013 - Present
  Responsibilities: Attorney at Law. Primary practice areas are general corporate representation, business transactions, and intellectual property.

Other business experience in the past three years:

- **Employer:** Fulton County Magistrate Court
  Title: Magistrate Court Judge
  Dates of Service: December, 2022 - December, 2022
  Responsibilities: Part time Magistrate Court judge presiding over criminal and civil matters in the Fulton County Magistrate Court.

Name: Matthew O'Brien

Matthew O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member & Head of Sales
  Dates of Service: October, 2019 - Present
  Responsibilities: Sales Director. Matt receives $3k per month from Yeyo Tequila and holds 10% equity in the company.

Other business experience in the past three years:

- **Employer:** Upsell Beverage Company
  Title: President
  Dates of Service: February, 2017 - Present
  Responsibilities: Oversee all Upsell Beverage's sales and operations nationally / internationally.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer currently splits time between working for Yeyo Tequila and another company and does not receive a salary for his role at Yeyo Tequila

John Bullinger, the CEO of Koena-Bev Holdings, Inc. d/b/a Yeyo Tequila, does not currently receive a salary for his work at Yeyo Tequila and splits his time working between working as CEO of Yeyo Tequila and Director of E-Commerce, Consumer Products at another company. Although Mr. Bullinger owns significant equity in Yeyo,

there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits his time. There is currently no plan for Mr. Bullinger to receive a salary at Yeyo Tequila.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Bullinger	4,636,000	Common Stock	46.36%
Raymond C. Yule	3,864,000	Common Stock	38.64%
Michael A. Penn	500,000	Common Stock	5.0%
Matt O'Brien	1,000,000	Common Stock	10.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Shares issued to founders as part of the conversion from an LLC to a C-Corp.
  Date: November 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue:

In fiscal year 2021, our revenue totaled $457,764. Our success is driven by our ability to attract new customers while keeping existing ones coming back for more. We're proud to report that we've achieved both, with a growing number of new customers and a steady stream of repeat business from our satisfied clients. However, due to the unexpected growth in 2021, we sold out of our inventory faster than forecasted, impacting the first 5 months of 2022. As a result, we finished the fiscal year with $266,936 in revenue. The supply chain was still impacted by COVID, and the raw material lead time was double the normal time.

Cost of Sales:

In fiscal year 2021, our cost of sales was $346,439. We are continuously increasing our order volumes for raw materials, which we expect will reduce our costs of goods. This will allow us to offer even more value to our customers while improving our bottom line. However, due to the inventory shortage, our cost of sales dropped to $154,847 in 2022.

Gross Margins:

In fiscal year 2021, our gross margins were 24.34% from gross profit that equaled $111,324. We are expanding our product line and anticipate a boost in our gross margins. This growth will not only enable us to offer more options to our customers but also enhance our profitability and help drive our business forward. In 2022, our gross margins were 41.97% from gross profit that equaled $112,089 through efficiency improvements in all parts of the process. Our Tequila Reposado and High Proof products have much higher profit margins, which will help with growth in 2023 and beyond.

It's worth noting that the gross margin percentage increased significantly from 2021 to 2022, which suggests that the efficiency improvements and higher profit margin products were successful in boosting profitability.

Expenses:

In fiscal year 2021, our expenses totaled $128,916. As we continue to invest in our existing markets and expand into new ones, we anticipate an increase in our expenses. This growth is essential to our long-term success, and we're confident that the benefits of our strategic investments will far outweigh any short-term costs. Due to the inventory shortage, our expenses lowered to $93,896 in 2022, matching our inventory stock shortage in the beginning of the year.

Our revenue has been impacted by various factors, including our rapid growth in 2021, which led to a shortage of inventory from December of that year until mid-April 2022. This shortage has affected our sales and caused us to miss out on potential revenue. Additionally, COVID-related supply chain disruptions have caused delays in obtaining raw materials, further impacting our sales. However, we've taken steps to address these issues, including investing in our production and inventory management processes to increase efficiency and better predict demand. With proper funding, we can ensure that we have the necessary inventory to meet current and future demand. We understand the importance of meeting customer demand and delivering our products in a timely manner. By investing in our inventory management, production processes, and supply chain, we can ensure that we meet the needs of our customers and continue to grow our revenue. In 2022, we made some large glass and boxes purchase to help keep up with demand.

Historical results and cash flows:

At our current stage, our company is generating revenue and experiencing growth, with a well-balanced team that has successfully navigated each stage of development thus far. Our focus is on building a sustainable business and brand for the long-term, and we believe that an increase in investment would enable us to meet growing demand and develop new products to sell to our network of distributors, thereby increasing profits and cash flow.

As we continue to grow, we plan to invest more in marketing and inventory to further

expand our reach and offerings. Our past cash infusion came primarily from seed funding, and we are now seeking additional investment to accelerate our growth and capitalize on new opportunities. With the right investment, we are confident that we can continue to grow our business and create long-term value for our stakeholders.

Our company runs lean to keep fixed costs down, with no physical office and owners taking no pay. Instead, our team is focused on investing everything back into the brand. By operating this way, we have been able to maximize our resources and maintain our commitment to building a sustainable business model. With the right investment, we can take our business to the next level and create even more value for our customers and investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023 we have $25,000 in cash reserves, $36,000 in outstanding receivables, $38,000 in VAT tax refunds in Mexico, and $175,000 worth of raw materials. In February 2022, a principal partner and shareholder, Raymond Yule, issued a line of credit of $184,500 to the company. We've already repaid $78,000 of this line of credit, demonstrating our commitment to fiscal responsibility. We also have a line of credit of $22,000 with FundBox.

Our current capital resources provide a solid foundation for growth, but we recognize that crowdfunding could offer an opportunity to scale our business more rapidly. With increased funding, we could accelerate our growth and capitalize on new opportunities at a faster pace, allowing us to reach new markets and expand our product offerings more quickly. This has already generated an increase of interest from investment banks and VC firms that see value in our brand mission and would like to learn more and potentially partner with us.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If we raise the maximum amount from this campaign, it will make up 75% of our total capital. We believe that with this infusion of funds, we can achieve our growth goals and take our business to the next level.

This crowdfunding raise will help us take our business to the next level and allow us to scale our business much faster and keep up with the growing demand for our products and the development of new products.

Our goal is to leverage these campaign funds to invest in critical areas of our business, such as research and development, marketing, and operations. By doing so, we can accelerate our growth, expand our product offerings, and reach new markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise the maximum amount from this campaign, it will make up 75 % of our totalcapital. We believe that with this infusion of funds, we can achieve our growth goals andtake our business to the next level.

This crowdfunding raise will help us take our business to the next level and allow us toscale our business much faster and keep up with the growing demand for our productsand the development of new products.

Our goal is to leverage these campaign funds to invest in critical areas of our business,such as research and development, marketing, and operations. By doing so, we canaccelerate our growth, expand our product offerings, and reach new markets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum offering amount is not critical for our company to continue operating. We currently have a monthly burn rate of $6,500, which covers expenses related to software fees, state license fees, storage fees, seed loan, and contractors. Shipping costs fluctuate from month to month, and we pay down our seed loan in larger amounts a few times a year.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum offering amount will allow our company to operate and grow without requiring additional investment. We anticipate becoming profitable within 18 months after the campaign has ended. With the additional funds, we will increase our monthly burn rate to $12,000, covering expenses related to software fees, state license fees, storage fees, seed loan, contractors, liquor store tasting, marketing, POS, events, and inventory expansion.

By investing in these key areas, we will be able to expand into new markets, increase our customer base, and offer a wider range of products. We are confident that this growth strategy will result in a profitable and sustainable business that provides long-term value for our shareholders.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

To support the company's growth and development of new products, we have secured

an open line of credit of $184,500. This will allow us to bridge any gaps in funding and ensure that we can continue to bring innovative products to market. With this credit line, we can quickly adapt to market changes, invest in new opportunities, and maintain a strong financial position.

Our commitment to responsible growth has attracted interest from several otherinvestment banks and leaders who recognize the potential of our brand and productofferings. We are excited about the potential opportunities for growth and expansion, andwe are exploring strategic partnerships and funding options to support our long-termobjectives. We believe that with the right investments, we can continue to grow our business andcreate long-term value for our stakeholders. By maintaining a strong financial positionand pursuing responsible growth strategies, we can position ourselves for success in acompetitive and dynamic market.

In summary, our open line of credit and interest from other investment banks andleaders are indicative of the potential of our brand and product offerings. With theright investments, we can continue to grow our business and create value for ourstakeholders, while maintaining a strong financial position and pursuing responsiblegrowth strategies.

Indebtedness

- **Creditor:** $184,500 Line of Credit
  Amount Owed: $153,271.00
  Interest Rate: 18.0%
  Maturity Date: February 01, 2024

- **Creditor:** SBA PPP Loan
  Amount Owed: $50,700.00
  Interest Rate: 3.75%
  Maturity Date: June 15, 2050
  The repayment started in 2/1/2023. $50,700 loan with the SBA at 3.75% rate, fixed 30 term at $248 a month.

- **Creditor:** Raymond Yule
  Amount Owed: $339,800.00
  Interest Rate: 20.0%
  On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one-year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. The amount outstanding is estimated by the company as of 12/31/2022.

Related Party Transactions

- **Name of Entity:** Raymond Yule
  Relationship to Company: Partner & Shareholder
  Nature / amount of interest in the transaction: On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members.
  Material Terms: The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Yeyo Tequila's valuation is based off the following:

Valuing a tequila company correctly requires careful consideration of several key factors. First, assess the market value of a case of tequila. Additionally, take into account the overall growth of the Tequila category, which has seen exponential growth over the past few years due to increasing consumer demand. For example, in 2019, Diageo acquired the Casamigos brand for $1 billion dollars and valued each case at $5,000+ sold in that year. Based on Yéyo Tequila's sales of 3,633 cases of one SKU in 2021, we estimate the value of each case to be approximately $2,500, taking potential future growth into consideration.

Another crucial factor to consider is the company's intellectual property, including trademarks in the USA, China, and Mexico. We estimate the value of each trademark to be $10,000. The company's digital brand value, which includes a social media and email following of over 100,000, should also be factored in. We value each follower, fan, or email connection at $5 based on the average customer acquisition cost.

The company's past earnings of over $900,000 and strong repeat business can be used as a baseline to estimate future earnings. Established distributor and retailer partnerships should also be evaluated to determine the brand's reach and growth potential. We estimate the combined value of the company's distributor and retailer partnerships to be over $100,000.

Finally, take into account the value of the company's existing inventory, raw materials, equipment, cash, and receivables, which we estimate to be $250,000. By considering all of these factors, we can arrive at a comprehensive estimate of the overall value of the tequila company.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no options, warrants other

securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under a stock plan.

The Company has calculated this valuation internally without the use of any formal independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  14.0%
  Liquor store tastings play a critical role in acquiring new customers. To establish a strong customer base in a market, it's important to cultivate a core group of local customers who have repeat business, leading to market expansion over time. Our strategy includes a significant focus on digital media creation and advertising spend, to effectively engage with both new prospects and existing customers online.

- *Research & Development*
  3.5%
  It is crucial for us to constantly anticipate the future of the brand and identify emerging trends. One example of this forward-thinking approach is the aging of our tequila in new and unique barrels, which creates a distinctive product with high customer appeal. By staying ahead of the curve and proactively exploring new possibilities, we aim to remain at the forefront of the industry and continuously meet the evolving demands of our customers.

- *Operations*
  10.0%
  The operation capital will be utilized to cover a range of essential expenses, including routine operational costs, software fees, freight expenses, storage fees, state licenses, distribution allowances, and contractor compensation. These funds will ensure the smooth and efficient functioning of the business, enabling

us to maintain the high standards of quality and service that we are known for.

- *Working Capital*
  12.0%
  Our company operates with a lean approach to fixed costs, seeking to minimize expenses where possible. However, as we expand into new markets and grow our existing ones, it is natural to expect an increase in fixed costs. Adequate working capital provides us with the necessary resources to make strategic investments in initiatives that drive the business forward, such as marketing campaigns, product development, and supply chain improvements. By proactively managing our finances, we aim to balance the need for growth with the importance of maintaining a solid financial foundation.

- *Inventory*
  54.0%
  Having a sufficient inventory is critical when expanding into new markets. With the lead time for raw materials having increased by 4-6 months, it is important for us to proactively purchase core items and maintain a strategic inventory level. This will ensure that we are well-positioned to meet the demands of our growing customer base and effectively support our growth efforts.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.yeyotequila.com/ (www.yeyotequila.com/investors).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yeyotequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Koena-Bev Holdings, Inc.

[See attached]

KOENA-BEV, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Koena-Bev LLC
Alpharetta, Georgia

We have reviewed the accompanying financial statements of Koena-Bev LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2023
Los Angeles, California

KOENA-BEV LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	15,688	$	57,317
Acccounts Receivable, net		59,866		3,021
Inventory		99,819		-
Total current assets		175,373		60,338
Total assets	$	175,373	$	60,338
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Revolving Credit Loan Agreement	$	319,800	$	339,800
Current Portion of Promissory Note and Loans		113,508		2,976
Total current liabilities		433,308		342,776
Promissory Notes and Loans		67,355		47,724
Total liabilities		500,663		390,500
MEMBERS' EQUITY				
Members' Equity		(325,290)		(330,162)
Total Members' Equity		(325,290)		(330,162)
Total Liabilities and Members' Equity	$	175,373	$	60,338

See accompanying notes to financial statements.

KOENA-BEV LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 266,936	$ 457,764
Cost of Goods Sold	154,847	346,439
Gross profit	112,089	111,324
Operating expenses		
General and Administrative	80,946	128,916
Sales and Marketing	12,950	15,148
Total operating expenses	93,896	144,064
Operating Income/(Loss)	18,193	(32,740)
Interest Expense	14,804	90,200
Other Loss/(Income)	-	(1,000)
Income/(Loss) before provision for income taxes	3,389	(121,940)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 3,389**	**$ (121,940)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ (204,823)
Capital Distribution	(3,399)
Net income/(loss)	(121,940)
Balance—December 31, 2021	$ (330,162)
Capital Contribution	1,483
Net income/(loss)	3,389
Balance—December 31, 2022	$ (325,290)

See accompanying notes to financial statements.

KOENA-BEV LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	3,389	$	(121,940)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable, net		(56,845)		(3,021)
Inventory		(99,819)		282,095
Net cash provided/(used) by operating activities		**(153,275)**		**157,134**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution/ (Distribution)		1,483		(3,399)
Revolving Credit Loan Agreement		(20,000)		(121,401)
Borrowing on Promissory Notes and Loans, net		130,163		-
Net cash provided/(used) by financing activities		**111,646**		**(124,800)**
Change in cash		(41,629)		32,334
Cash—beginning of year		57,317		24,983
Cash—end of year	$	**15,688**	$	**57,317**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	14,804	$	90,200
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Koena-Bev LLC was formed on July 6, 2017 in the state of Georgia. The financial statements of Koena-Bev LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alpharetta, Georgia.

Koena Bev is the company behind the Yéyo brand. It is family run distillery (Destilería El Ranchito) producing tequila by harvesting impeccable blue agave. Hundreds of tequilas were crafted, tested, tasted, and scored.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its tequila under the brand Yéyo.

Cost of sales

Costs of goods sold include the cost of sales and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $12,950 and $15,148, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 99,819	$ -
Total Inventory	**$ 99,819**	**$ -**

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
John Benedict Bullinger	46.4%
Raymond C. Yule	38.6%
Michael A. Penn	5.0%
Matthew O'Brien	10.0%
TOTAL	**100.0%**

5.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 50,700	1.00%	6/15/2020	6/15/2050	$ 1,290	$ 1,290	$ 2,976	$ 47,724	$ 50,700	$ 783	$ 783	$ 2,976	$ 47,724	$ 50,700
Promissory Note- certain lender	$ 184,500	18.00%	1/5/2022	1/5/2024	$ 23,108	$ 23,108	$ 110,532	$ 19,631	$ 153,271	$ -	$ -	$ -	$ -	$ -
Total					$ 24,399	$ 24,399	$ 113,508	$ 67,355	$ 203,971	$ 783	$ 783	$ 2,976	$ 47,724	$ 50,700

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 113,508
2024	22,607
2025	2,976
2026	2,976
Thereafter	38,796
Total	**$ 180,863**

Revolving Credit Loan agreement

On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $339,800 and $319,800, respectively.

6.   RELATED PARTY

On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $319,800 and $339,800, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating cash flow loss of $153,275, negative members' equity of $336,711, and liquid assets in cash of $15,688, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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INVEST IN YEYO TEQUILA TODAY!

Sip. Discover. Celebrate.

Experience the rich heritage and bold flavor of Yéyo Tequila. Produced by three generations of proud Tequila makers from Arandas, Jalisco, Mexico, Yéyo is crafted from the world's ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





YÉYO TEQUILA
Sergio Cruz
YÉYO
TEQUILA
BLANCO

$120,370.54 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION >

REASONS TO INVEST

GROWTH POTENTIAL: Tequila was the second-fastest growing spirits category in 2021. Consumers are increasingly sipping on high-end tequila like scotch or cognac. According to IWSR, the global value of Agave tequila spirits will increase by 67% between 2021 and 2026, with super/ultra-premium tequila holding 55% of the market by 2026.* The Worldwide Tequila Industry is Expected to Reach $14.35 Billion by 2028.*

SALES STRENGTH: Yéyo Tequila Blanco boasts over $900,000+ in sales from our launch in Q4 2019 to 2022, with a growing customer base, repeat business from distributors, and a waitlist for new markets due to its strong track record and low burn rate.

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$120,370.54	128
MIN INVEST	VALUATION
$250	$10M

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$120,370.54 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION >

REASONS TO INVEST

GROWTH POTENTIAL: Tequila was the second-fastest growing spirits category in 2021. Consumers are increasingly sipping on high-end tequila like scotch or cognac. According to IWSR, the global value of Agave tequila spirits will increase by 67% between 2021 and 2026, with super/ultra-premium tequila holding 55% of the market by 2026.* The Worldwide Tequila Industry is Expected to Reach $14.35 Billion by 2028.*

SALES STRENGTH: Yéyo Tequila Blanco boasts over $900,000+ in sales from our launch in Q4 2019 to 2022, with a growing customer base, repeat business from distributors, and a waitlist for new markets due to its strong track record and low burn rate.

Invest Now
$1.00 Per Share

RAISED $120,370.54 | INVESTORS 128 | MIN INVEST $250 | VALUATION $10M

QUALITY: Yéyo is crafted at the Feliciano Vivanco Family Distillery (NOM 1414), one of Mexico's most respected distilleries, under the direction of legendary Master Distiller Sergio Cruz. Confirmed to be additive-free by Tequila Matchmaker, Yéyo is highly rated by customers with hundreds of 5-star online reviews.

*Market information provided by (source) (source)

THE PITCH

Combining traditional Mexican elements with a modern touch, Yéyo Tequila offers authentic, additive-free, high-quality tequila built on over 20 years of combined team experience and a reputation for quality, with a 300% revenue growth from 2020 to 2021 and the innovative Single Barrel Program in Q1 2023 featuring Reposado aged in single barrels of White Oak ex-dark rum barrels from Colombia with limited availability, nearly sold out before official release.



OUR STORY

Traversing the Highlands of Arandas, Jalisco, our founder Jon Bullinger came upon a family run distillery (Destilería El Ranchito) harvesting impeccable blue agave from their red clay soil.

What followed was a close bond with the Vivanco Family at NOM 1414 and legendary Master Distiller Sergio Cruz.

Above all else, we



focus on the highest quality ingredients paired with a refined distilling process to achieve a tequila with a superior taste.



IT'S ALL LOVE.

What's not to love about crafting a delicious tequila that can be shared and enjoyed? We're here for it all.

Yéyo is love, travel, family, experience, pursuit, and all the rest.



OUR BUSINESS MODEL

Building a Dialogue: Our Focus on Ongoing Communication with Customers, Not Just a One-Time Sale

Yéyo has a nimble business model with low overhead and a customer-centric approach to growth, making it a compelling investment opportunity. Its customers serve as micro ambassadors of the brand, driving growth and helping it reach new audiences. In the future, the company plans to differentiate itself from the competition by offering unique experiences through the production of Yéyo digital collectibles, which will correspond with limited-edition bottled tequila. With a commitment to introducing new expressions, such as Tequila Reposado, Añejo, and High Proof Blanco, Yéyo is poised to become a leader in the industry.

USE OF FINANCING

✓ **Expand** Product Inventory

✓ **Increase** Retail Distribution

✓ **Pioneer** Aged Tequila Development

✓ **Boost** Brand Awareness and Visibility

SEEDS, SOIL, WATER, SUN, REPEAT.

YÉYO TEQUILA GROWTH

GENERATED OVER

$900,000

IN SALES OF YÉYO TEQUILA BLANCO SINCE Q4 2019

WINNER
San Francisco World
Spirits Competition



ONLINE RETAILERS





(source) (source) (source) (source) (source) (source) (source) (source) (source)

THE MARKET & OUR TRACTION

The U.S. Tequila Industry is thriving, dubbed a "stellar performer", reaching a remarkable $5.2 Billion milestone

Industry experts predict that if tequila's double-digit growth rates continue in the future, tequila could surpass vodka as America's favorite spirit with the next several years, fueled by consumers' desire for top-shelf tequila brands and consumer interest in innovative aged tequila expressions and original natural flavors (source).

U.S. DISTRIBUTION
+ ONLINE RETAILERS
CURRENT RETAILERS
2023 PLANNED EXPANSION

INTERNATIONAL DISTRIBUTION
ALBERTA
ONTARIO
CURRENT RETAILERS
2023 PLANNED EXPANSION

TEQUILA EMERGES AS A "STELLAR PERFORMER" REACHING 26.8 MILLION CASES IN ANNUAL SALES
30.1%
INCREASE
in suppliers sale revenues
$5.2
BILLION
in US tequila sales
19
YEARS
of straight market share gains
*annual sales stats from 2021



(source) (source) (source)

In the United States, tequila is a thriving $5.2 billion industry as American consumers cannot get enough of Mexico's native spirit. While celebrity brand launches have brought awareness to the tequila's heritage and tradition, it's excellent mixability in drinks makes tequila a natural choice for on-premise and at-home cocktails.

Based on the Luxury Brand Index (LBI), tequila sales grew by 63% in the first quarter of 2022 compared with the same period in 2021. It outperformed such luxury spirits as bourbon, Scotch, Irish whiskey, cognac other luxury spirits. According to LBI, during last five years top shelf tequila sales exhibited a 44% annual sales growth, evidence of quickly growing demand for high quality Blue Agave spirits.

YÉYO TEQUILA REPOSADO
LIMITED EDITION | SINGLE RUM CASK RESTED



RELEASE IN Q2 2023
LIMITED EDITION
YÉYO
TEQUILA
REPOSADO
SINGLE BARREL REPOSADO
*ALL BARRELS SUCCESSFULLY
PRE-SOLD TO RETAIL PARTNERS*

WHY INVEST

Be Part of the Disruptive Force in the Tequila Industry with Yéyo's Pioneering Philosophy

Yéyo has demonstrated impressive growth with a 300% increase in revenue from 2020 to 2021. The launch of the Tequila Reposado Single Barrel Program has generated new retail opportunities and a high-margin revenue stream, strengthening the brand's position in the market. As a result, Yéyo is poised to gain increased shelf presence in liquor stores and attract new customers.



OUR VISIONARY OUTLOOK
2023
INVEST IN INVENTORY & BRAND AWARENESS
2024
GROW SALES, EXPAND BARREL PROGRAMS
2025
NATIONAL & INTERNATIONAL AVAILABILITY

Tequila Matchmaker
300+ CUSTOMER REVIEWS
86
90
97
CONFIRMED ADDITIVE FREE BY TEQUILA MATCHMAKER
Confirmed Additive Free
YÉYO
TEQUILA

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success. (source)



YÉYO TEQUILA BLANCO
Embark on an adventure to the heart of Jalisco's distillery with a ***treasure map inside*** each box leading the way to the Yéyo hidden treasure.



At Yéyo, we are committed to setting ourselves apart from the competition through unique and memorable experiences. This year, we took this approach a step further by burying a time capsule in Jalisco that contains a one-of-a-kind bottle of Yéyo Tequila Joven. When purchasing our Tequila Blanco, customers will receive a treasure map and a QR code inside the box, leading them on a scavenger hunt to uncover the hidden treasure. This innovative approach to marketing has the potential to create a lasting impact and foster a deeper connection with our customers.



SOCIAL MEDIA

Online Impact



 

Facebook	Instagram	Twitter
16K	49K	66K

Maximizing brand exposure through targeted *geo-advertising* and collaboration with *over 20 social media influencers*





Facebook, Instagram, Twitter



JOIN THE **YÉYO** FAMILY

Become an owner by investing in one of the tiers below.

Get a Share for Every $1 Invested.



TIER 1 $250+

- 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
- Includes 250 Shares + Applicable Bonus Shares

TIER 2 $500+

- Your Name printed inside a Limited Edition Yéyo Tequila Blanco single box (20,000+ units sold to the public)
- 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
- 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)
- Includes 500 Shares + Applicable Bonus Shares



TIER 3 $1,000+

- 3% Bonus Shares
- 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
- 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)
- Includes 1,000 Shares + Applicable Bonus Shares



TIER 4 $5,000+

- 5% Bonus Shares
- 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)
- 1 Case of Yéyo Tequila Blanco
- Includes 5,000 Shares + Applicable Bonus Shares



TIER 5 $10,000+

- 7% Bonus Shares
- 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
- 1 Case of Yéyo Tequila Blanco





- Includes 10,000 Shares + Applicable Bonus Shares



TIER 6 **$25,000+**

- 10% Bonus Shares
- 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
- 1 Case of Yéyo Tequila Blanco
- Includes 25,000 Shares + Applicable Bonus Shares



TIER 7 **$50,000+**

TRIP TO JALISCO

- 12% Bonus Shares
- Experience the production process of Yéyo Tequila with a two-night, all-inclusive trip to Jalisco. Meet the team, tour the distillery, and gain a deeper understanding of the Yéyo brand.
- 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
- 1 Case of Yéyo Tequila Blanco
- Includes 50,000 Shares + Applicable Bonus Shares



TIER 8 **$100,000+** *Gran jefe*

PRIVATE TRIP TO JALISCO

- 15% Bonus Shares
- Experience a unique, two-night stay in Jalisco for two, including a private tour of the Yéyo distillery, opportunities to meet the team and gain insight into the production process, and additional activities such as horseback riding and harvesting agave.
- 1 bottle of Yéyo Tequila Joven, signed by Master Distiller and the production team
- 1 Yéyo Reposado barrel head, signed by the Master Distiller and executive team.
- 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
- 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
- 1 Case of Yéyo Tequila Blanco
- 1 Exclusive set of two Yéyo shirts
- 1 Exclusive set of two Yéyo jackets
- Includes 100,000 Shares + Applicable Bonus Shares

ABOUT

HEADQUARTERS
33 S. Main St., Suite 300
Alpharetta, GA 30009

WEBSITE
View Site

Experience the rich heritage and bold flavor of Yéyo Tequila. Produced by three generations of proud Tequila makers from Arandas, Jalisco, Mexico, Yéyo is crafted from the world's finest blue agaves grown in the Highlands' "golden triangle". Savor its unique taste, perfected by Master Distiller Sergio Cruz, whether sipping straight or mixed into your favorite cocktail.

TEAM



Jon Bullinger
CEO & Board Member

Jon is an experienced entrepreneur with a relentless drive for success. He founded Yéyo Tequila from the ground up, utilizing his extensive background in social media to establish a strong online presence for the brand. Today, Yéyo is a beloved cult brand among young consumers, poised for continued growth and increasing brand equity in the years ahead. Jon's professional experience encompasses a five-year tenure as Global Marketing Manager at Intel Corporation, followed by seven years as an e-commerce professional where he successfully sold over $100 million worth of products online. He resides in Los Angeles with his family.

Raymond Yule
CFO & Board Member

With a Master's degree in Electrical Engineering and Computer Science from UC Berkeley, Raymond boasts over 35 years of experience in the computer and aerospace industry, holding positions in research and development, engineering management, and marketing. In addition to his technical expertise, Raymond has a strong background in business and finance, having been a partner in an energy trading company that completed over $400 million in transactions with China. As a successful real estate investor and developer, Raymond now focuses his investments on startups in the sports equipment and beverage industries.

Matt O'Brien
Head of Sales & Board Member

Matt is a seasoned industry veteran with over two decades of experience in the beverage business. With a keen eye for success and a passion for building strong relationships, he has established himself as a trusted distributor of non-alcoholic products, wines, spirits, and beer brands in the United States and abroad. Throughout his career, Matt has cultivated a vast network of relationships with national and regional chain retailers, distributors, and other key players in the industry. With his expertise and dedication, he has helped numerous brands grow and succeed, making him a valuable asset to any organization in the beverage industry.



Michael A. Penn
Company Secretary & Board Member

Michael Penn is a proficient corporate attorney with over 20 years of experience serving emerging growth companies. As a member of the legal team at Briskin, Cross & Sanford, LLC in



Sergio Cruz
Master Distiller

Sergio is a Master Distiller and a true visionary in the tequila industry. With a unique blend of scientific precision and creative flair, he crafted the highly acclaimed Yéyo formula and has established himself as one of the top distillers in

KyLynn Richey
Head of Design

KyLynn is a talented designer and artist with a passion for creating visually impactful pieces that bring ideas to life. She draws inspiration from her travels and a love of nature, infusing her work with a unique perspective and creative

Alpharetta, GA, he specializes in corporate, contracts, IP, and transactional law. Throughout his career, Michael has been instrumental in guiding private companies from formation to acquisition, and is proud to be a part of the Koena-Bev and Yéyo team. He holds a J.D. from Delaware Law School and a B.A. from the University of Maryland. In his personal life, Michael is a dedicated family man and avid sports enthusiast who enjoys playing tennis and getting outdoors with his wife and four children.

the field. He seamlessly combines his background in chemistry with his artistic approach to distillation, resulting in a product of exceptional quality. When he's not at the distillery, Sergio is at home in Arandas, Jalisco, Mexico with his loving wife and three children.

energy. With over three years of experience working with Yéyo, KyLynn has established herself as a valuable member of the team, bringing her skills and creativity to the table to help drive the brand forward. Based in Southern California, KyLynn continues to push the boundaries of design and creativity in her work.



Edgar Angeles Paredes
Advisor

Edgar is a successful entrepreneur, investor, and advisor driven by his passion for business and love of life. He excels in relationship-building and bringing ideas to reality. Over the past decade, he has built a thriving family, business, and team, with experience in Mexican and American markets. Edgar has honed his skills in negotiation and cross-cultural communication. In his leisure time, he travels with his family, exploring new cultures, cuisines, and savoring top-notch tequilas, including Yéyo.

TERMS
Yeyo Tequila

Overview

PRICE PER SHARE	VALUATION
$1	**$10M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Apr 30, 2023	**$15k - $1.24M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$250	**Equity**

MAX INVESTMENT ⓘ	ASSET TYPE
$1,235,000	**Common Stock**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
15,000	**Common Stock**

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family
First 72 hours / 15% bonus shares

Super Early Bird
Next 72 hours / 10% bonus shares

Early Bird Bonus
Next 7 days / 5% bonus shares

Volume-Based Perks

TIER 1: $250+
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.

TIER 2: $500+
• Your Name printed inside a Limited Edition Yéyo Tequila Blanco single box (20,000+ units sold to the public)
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)

TIER 3: $1,000+
• 3% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Rare and Exclusive bottle of Yéyo Tequila Blanco signed by Master Distiller Sergio Cruz.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)

TIER 4: $5,000+
• 5% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Bottle of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

TIER 5: $10,000+
• 7% Bonus Shares
• 1 Private Reserve bottle of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

TIER 6: $25,000+
• 10% Bonus Shares
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

TIER 7: $50,000+
• 12% Bonus Shares
• Experience the production process of Yéyo Tequila with a two-night, all-inclusive trip to Jalisco.
• Meet the team, tour the distillery, and gain a deeper understanding of the Yéyo brand.
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco

TIER 8: $100,000+
• 15% Bonus Shares
• Experience a unique, two-night stay in Jalisco for two, including a private tour of the Yéyo distillery, opportunities to meet the team and gain insight into the production process, and additional activities such as horseback riding and harvesting agave.
• 1 bottle of Yéyo Tequila Joven, signed by Master Distiller and the production team.
• 1 Yéyo Reposado barrel head, signed by the Master Distiller and executive team.
• 1 Private Reserve case of Reposado signed by Master Distiller Sergio Cruz, exclusive to select owners.
• 1 Case of Yéyo Tequila Silver (2019 limited reserve stock)
• 1 Case of Yéyo Tequila Blanco
• 1 Exclusive set of two Yéyo shirts
• 1 Exclusive set of two Yéyo jackets

• 1 Exclusive set of two Yeyo jackets

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Yeyo Tequila will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

BevNet
A Symphony of Aged Perfection: Yéyo Tequila Launches Limited Edition Reposado
View Article

BevNet
Yéyo Tequila Reveals Treasure Map Within Its New Package Design
View Article

Show More Press

ALL UPDATES

04.20.23

Yéyo Tequila Blanco 96 High Proof

Yéyo Tequila Blanco has recently completed the label paper proofs for their latest creation, the Yéyo Tequila Blanco 96 High Proof. This new expression has been in high demand by consumers and the team at Yéyo Tequila is thrilled to be bringing it to market.

The label paper proofs are an important step in the process of creating a new product. They ensure that the design and information on the label are accurate and compliant with regulations. With this step completed, the team can move on to the next phase, which is the bottle proofs.

The Yéyo Tequila Blanco 96 High Proof is sure to be a hit with tequila enthusiasts who enjoy a stronger, more intense flavor profile. At 96 proof, it packs more flavor and is perfect for sipping or mixing in cocktails.

Stay tuned for more updates on the release of Yéyo Tequila Blanco 96 High Proof.


HIGH PROOF 96
TEQUILA
BLANCO
96 HIGH PROOF
SMALL BATCH.
MADE WITH LOVE.

04.18.23

Bottling Our Unique Rum Barrel-Aged Tequila Reposado: A Taste Sensation in the Making!

Get ready, Tequila aficionados! We're thrilled to announce our NEW Tequila Reposado, masterfully aged in Rum barrels for an irresistible twist. We're starting the bottling process this week! Plus, we're bottling more of our ever-popular Tequila Blanco. Stay tuned as we prepare to elevate your Tequila experience!


SINGLE BARREL REPOSADO
TEQUILA
FELICIANO VIVANCO DISTILLERY
NOM 1414

04.12.23

Exciting News: Yéyo Now Available at All 16 Nugget Market Locations in California!


NEW RETAILER
Yéyo is now in all
16 Nugget Markets
stores in California.
Nugget
MARKETS

04.07.23

Cocktails and Spirits Podcast


Cocktails and Spirits
Cocktails and Spirits - Jon Bullinger
Jon shares the roots of
YÉYO REPOSADO

03.31.23

From the beginning - Podcast


THE AGAVE
EST. 2020
SOCIAL CLUB
Jon Bullinger and Yeyo Tequila
FROM THE BEGINNING
Jon tells the story

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Over 10 years ago was the first time I had the privilege to visit the Feliciano Vivanco Family distillery in Arandas, Jalisco. During that visit I tried their single estate pina right out of the brick oven and fell in love with the cooked agave flavors.

Over that time, I've developed a close bond with legendary Master Distiller Sergio Cruz and the Vivanco Family. My name's is Jon Bullinger and I'm the founder of Yéyo Tequila. Together with the Vivanco Family we developed this special brand. Can you here the classical music playing? During the fermenting process we play classical music inside the fermenting tanks to help create those magical vibrations that relax the juice.

It takes a village to create Yéyo, from the famers to the distillation and the operation team. Right now, we're bottling our Blanco BATCH 100 that will be sold in the U.S. and Canada. Our brand is bright our bottles are frosted all designed to stand out online and at retail. For us - Yéyo is love, travel, family, experience, pursuit, and all the rest. We are obsessed with pleasing our customers and fans and would love for you to join our passionate team so we can grow this brand together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "KOENA-BEV HOLDINGS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF NOVEMBER, A.D. 2022, AT 7:34 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7125221 8100
SR# 20223961704

Authentication: 204817164
Date: 11-09-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:34 PM 11/07/2022
FILED 07:34 PM 11/07/2022
SR 20223961704 - File Number 7125221

CERTIFICATE OF INCORPORATION OF KOENA-BEV HOLDINGS, INC.

First: The name of the Corporation is: Koena-Bev Holdings, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The Corporation is authorized to issue one class of stock to be designated as "Common Stock." The total number of shares of Common Stock the Corporation shall have authority to issue is Twenty-Five Million (25,000,000), par value $0.00001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

John Benedict Bullinger
33 S. Main St., Suite 300
Alpharetta, GA 30009

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 1st day of November, 2022.

DocuSigned by:

By: John Bullinger
D8A3F0EE8700B482
John Benedict Bullinger, Incorporator

EXHIBIT G TO FORM C

TTW Materials





[Test] The countdown begins: 2 days until our crowdfunding campaign launch

From:

To:

Date: Tuesday, March 28, 2023 at 01:09 AM PDT

yéyo
TEQUILA

TEQUILA BLANCO
yéyo
TEQUILA
2 MORE DAYS
until our crowdfunding campaign launch!
BLANCO

Hello Family & Friends,

Join our community and help us grow together! **In just two days, we're launching our crowdfunding campaign on StartEngine and we want you to be a part of it.**

At Yéyo Tequila, we believe in the power of community and the value of working together. By investing in our company, you'll not only be supporting our growth, but you'll also be joining a community of like-minded individuals who share our vision.

With your support, we can achieve great things and take our brand to new heights. As a member of our community, you'll receive regular updates and exclusive content that will keep you up-to-date with our progress.

If you're new to equity crowdfunding, don't worry! StartEngine has plenty of articles on their website to help you understand how it works. [You can find them here](#).



Thank you for considering this opportunity to grow with us. We can't wait to have you on board!

Best regards,

-The Yéyo Team



PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.







Our mailing address is:
Yeyo Tequila
33 S Main St
Ste# 300
Alpharetta, GA 30009